June 8, 2007
Mr. Robert Telewicz
Senior Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Liberty Property Trust File No. 1-13130 Form 10-K for the fiscal year ended December 31, 2006
Dear Mr. Telewicz,
We have received your May 24, 2007 letter and appreciate your comments with respect to our filing. We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. Listed below are your comments and our responses.
Form 10-K for the year ended December 31, 2006
Item 2. Properties, page 17
SEC Comment:
1.	We do not object to the separate presentation of operating data (e.g., details of occupancy rates, lease expirations and geographic and industry diversification, etc.) for your consolidated properties and for your unconsolidated properties, but we do object to a combined presentation, as you do not control the unconsolidated entities. While you have provided separate presentation for lease expirations, we note that you have utilized combined presentation for certain operating data including occupancy rates. Please revise your presentation of operating data in future filings, as appropriate.
Company response:
In future filings, the Company will separately present operating data including occupancy rates for consolidated properties and for unconsolidated properties.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 32
SEC Comment:
2.	It appears that you are subject to fair value risk as it relates to your fixed rate debt. Explain to us how you considered the need to include the information required by Item 305 of Regulation S-K to quantify the fair value risk associated with your fixed rate debt.

Liberty Property Trust, File No. 1-13130
June 8, 2007

Company Response:
In future filings, the Company will add disclosure to Item 7A. Quantitative and Qualitative Disclosures About Market Risk consistent with the disclosure in Footnote 2- Summary of Significant Accounting Policies, subheading Fair Value of Financial Investments, page 42.
Financial Statements
Note 4. Investments in Unconsolidated Joint Ventures, pages 45 to 46
SEC Comment:
3.	We note your disclosure that the criteria for sales recognition in accordance with SFAS 66 have not been met in the Comcast Center transaction. Please tell us, in sufficient detail, how you evaluated this transaction and determined that accounting for this transaction as a financing arrangement was appropriate. Also, please tell us how you accounted for the sale of 75% equity interests in six distribution buildings as part of your Liberty Illinois, LP joint venture.
Company response:
Comcast Center Transaction
In April 2006, the Company entered into a joint venture with an affiliate of Commerzleasing und Immobilien AG, a wholly-owned subsidiary of Commerzbank AG, (“Commerz”), whereby the Company sold an 80% interest in the equity of Comcast Center. Under the terms of the joint venture agreement, the Company is obligated to complete development of the building. The Company bears the risk of all cost overruns. In addition, the Company has agreed to support the operations of the joint venture under an NOI Support Agreement for a period of up to seven years.
The Company has evaluated the transaction as a partial sale in accordance with paragraphs 33-34 of SFAS 66, as it has retained an equity interest in the joint venture. The Company is required to support the obligations of the joint venture to an extent greater than its proportionate interest as it is responsible for the funding of all cost overruns as well as its obligation under the NOI Support Agreement.
The Company has accounted for the transaction as a financing arrangement in accordance with SFAS 66, paragraph 25 which states: “If the seller has some continuing involvement with the property and does not transfer substantially all of the risks and records of ownership, profit shall be recognized by a method determined by the nature and extent of the sellers continuing involvement.”
Liberty Illinois, LP
In April 2006, the Company entered into a joint venture with the New York State Common Retirement Fund, (“NY Common”). The Company retained a 25% ownership position in the joint venture. The Company made a partial sale and profit was appropriately recognized as total sales proceeds were received at the closing of the transaction thereby making the collection of the sales price assured and the Company is not required to support the operations of the properties or its related obligations to an extent greater than its proportionate interest. In accordance with SFAS 66 paragraph 34, the Company recognized the part of the profit proportionate to the outside interests in the joint venture held by NY Common at the date of sale.

Liberty Property Trust, File No. 1-13130
June 8, 2007

Note 8. Shareholders’ Equity
Minority Interest, pages 50 to 51
SEC Comment:
4.	In future filings, please revise to disclose the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the termination of the operating partnership occurred on the balance sheet date.
Company Response:
Consistent with the requirements of SFAS 150, paragraph 27c, in future filings, the Company will disclose the consideration that would be paid to redeem the non-controlling interests.
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We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
George J. Alburger, Jr.
Executive Vice President
and Chief Financial Officer
GJA:agb